PRIVILEGED AND CONFIDENTIAL
SUBJECT TO FRE 408
SRZ DRAFT 11/8/2007

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

RADCLIFFE SPC, LTD. FOR AND ON BEHALF OF THE	AFFIDAVIT OF
CLASS A CONVERTIBLE CROSSOVER SEGREGATED PORTFOLIO	CONFESSION OF JUDGMENT

Plaintiff

-against-	Index No.

EARTH BIOFUELS, INC.
Defendant.

STATE OF NEW YORK	)
	)	ss
COUNTY OF NEW YORK	)
     Mr. Dennis McLaughlin, being duly sworn, deposes and says:
     1. I am the Chief Executive Officer of Earth Biofuels, Inc. (“EBOF”) the Defendant in the above-entitled action, whose corporate address is 3001 Knox Street, Suite 403, Dallas, TX 75205.
     2. I am authorized by EBOF to confess judgment on EBOF’s behalf, in favor of plaintiff, Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio (“Radcliffe”) for the sum of $9,581,229 (as of September 28, 2007);
     3. Pursuant to Section 3218 of the New York Civil Practice Law and Rules, I hereby confess judgment on EBOF’s behalf, in favor of Radcliffe for $9,581,229 (as of September 28, 2007), and authorize it and its parents, subsidiaries, affiliates, agents, representatives, attorneys, executors, administrators, directors, officers, shareholders, employees, successors, assigns, predecessors, transferees, and insurers to enter judgment in the Supreme Court of the State of New York, County of New York, against EBOF in the amount of $9,581,229 (as of September 28, 2007).
     4. This confession of judgment is for a debt due and owing to Radcliffe, and arises under certain a promissory note dated July 24, 2006 issued pursuant to a Securities Purchase Agreement dated July 24, 2006 (the “Transaction Documents”).
     5. The debt is unconditionally due and owing to Radcliffe by virtue of numerous events of default arising under the Transaction Documents which have been

acknowledged by EBOF in an interim restructuring agreement dated November [    ], 2007 (the “Interim Restructuring Agreement”) and as such are undisputed.
     6. Pursuant to the Interim Restructuring Agreement, EBOF also agreed and acknowledged that it is indebted to the Radcliffe in the amount of $9,581,229 (as of September 28, 2007), and confesses judgment herein on that debt.
     7. Further, as set forth in Section 3 of the Interim Restructuring Agreement if EBOF failed to meet the conditions set forth in Section 3 of the Interim Restructuring Agreement by the dates specified therein, then EBOF authorized the Radcliffe to file this Affidavit of Confession of Judgment in which EBOF confesses judgment in favor of Radcliffe and against EBOF in the amount of $9,581,229 (as of September 28, 2007).
     8. This confession of judgment does not violate section 3201 of the New York Civil Practice Law and Rules because it was “not executed prior to the time a default in the payment of an installment occurs in connection with the purchase of fifteen hundred dollars or less of any commodities for any use other than a commercial or business use upon any plan of deferred payments whereby the price or cost is payable in two or more installments.”
     9. This confession of judgment is not for the purpose of securing plaintiff against a contingent liability.

By:
Dennis McLaughlin
Chief Executive Officer Earth Biofuels, Inc.

Sworn to before me this                      day
of                     , 2007

NOTARY PUBLIC

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